

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2014

<u>Via E-mail</u>
Sean Shenglong Zou, CEO
Xunlei Limited
4/F, Hans Innovation Mansion, North Ring Road
No. 9018 High-Tech Park, Nanshan District
Shenzhen, 518057
People's Republic of China

> **Re:** **Xunlei Limited**
> **Amendment No. 2 to Confidential Draft Registration Statement on Form F-1**
> **Submitted March 21, 2014**
> **CIK No. 0001510593**

Dear Mr. Zou:

We have reviewed your second amended confidential draft registration statement and have the following comments. References to prior comments are to those in our letter dated March 11, 2014.

<u>Risk factors</u>

<u>Risks related to our business</u>

<u>We have granted, and may continue to grant share awards…, page 32</u>

1.  We note your disclosure on page F-46 regarding the 2013 share incentive plan ("the 2013 Plan") that upon a qualified initial public offering ("QIPO"), the Administrator may immediately accelerate vesting of the restricted shares. Please revise this risk factor to disclose the amount of unrecognized compensation expense, separately quantifying the amount of currently unrecognized expense that relates to grants under the 2013 Plan for which the Administrator may accelerate vesting upon completion of a QIPO.

<u>Dilution, page 73</u>

2.  Please revise the table on page 74 to disclose the number of common shares purchased and the price paid for such shares by existing shareholders or advise why this information is properly omitted.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 86

3.    We note from disclosure in your prospectus summary that you plan to pre-install your acceleration products in smart phones manufactured by a related party, Xiaomi Technology.  Please discuss in this section the impact of this new development on your operations.  Refer to Item 4.a. of Form F-1 and Item 5.A of Form 20-F.  Also, disclose the material terms of the arrangement in your business and related party disclosure and file any related agreements as exhibits.  Refer to Items 7.B and 8.A of Form 20-F and Item 601(b)(10)(ii)(A) of Regulation S-K.

Principal [and selling] shareholders, page 175

4.    Notes 9, 10, and 13 disclaim beneficial ownership "except to the extent of any pecuniary interest therein."  Beneficial ownership includes the power to direct the voting or disposition of the securities or to receive the economic benefit of the securities.  Refer to General Instruction F to Form 20-F.  Because Messrs. Zhou, Wang and Yuan have the power to direct the voting or disposition of the shares, they are beneficial owners even if they do not receive the economic benefit of the securities.  Please delete the disclaimers.

Critical Accounting Estimates

Share-based compensation, page 111

5.    We note your disclosure on page F-60 regarding options and restricted stock grants after December 31, 2013.  For any options granted or other share-based issuances or modifications subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements.  For such grants that were made under the 2013 Plan, please also disclose that Plan Administrator has the authority to accelerate vesting upon closing of a QIPO.

Related Party Transactions, page 179

6.    Please file the agreement related to your game sharing arrangement with Zhuhai Qianyou Technology as an exhibit or advise why this is not required.  Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Consolidated Financial Statements

Note 5. Accounts receivable, page F-33

7.	We note that the allowance for doubtful accounts has increased significantly as a percentage of receivables at December 31, 2013 compared to December 31, 2012.  Please tell us the following with respect to the allowance:

- Explain the reasons for the increase as a percentage of receivables;
- Describe any impact on revenue recognition;
- Clarify how reductions in the allowance attributable to write-offs, collections, etc. are reflected in your tabular presentation of the movement of the allowance for doubtful accounts; and
- Describe what consideration was given to discussing any changes in asset quality or collection experience with receivables in your MD&A.

Note 17.  Share-based compensation

2010 share incentive plan, page F-43

8.	We note your disclosure on page F-44 of the maximum number of shares in respect of which options, restricted shares, or restricted stock units may be granted under the 2010 Plan.  Please revise to disclose the amount of shares available for such grants as of December 31, 2013.

2013 share incentive plan, page F-45

9.	On page F-46 you disclose that in the event of any disagreement between the Group and Leading Advice, the Group's decision shall be final and binding.  Please reconcile this disclosure with Section 8.5 of the 2013 Share Incentive Plan agreement, filed as Exhibit 10.2 to the amendment submitted February 18, 2014, which indicates that the Administrator's interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding, and conclusive on all parties.

10.	Regarding Leading Advice's role as Administrator of the 2013 Plan, please revise your disclosure to clarify the following:

- Whether shares not granted at the closing of a QIPO will be transferred back to the Group at no additional consideration at the time of the QIPO; and
- What will happen to the granted and vested shares being held by and voting rights exercised by Leading Advice at the time of the QIPO.

Note 20. Taxation, page F-50

11.      In your response to prior comment 7 you indicate that in 2013, the company started to implement the formulated tax plan to reduce the WOFE's outside basis difference in the VIE and that you are awaiting responses from the tax authority on the validity of the transaction. If you receive an affirmative response from the tax authority and begin implementing such tax strategy plans, please revise your disclosure to briefly describe the plan, any uncertainties, and expected impact on your financial statements.

Note 25. Subsequent events, page F-60

12.      We note your disclosure regarding share options and restricted shares granted. Please revise to disclose the amount of unrecognized compensation expense related to the grants. In addition, disclose the number of options or shares that were granted under the 2013 Plan.

Exhibits

13.      It appears that you have not filed the schedules to Exhibits 10.14 and 10.15. Please re-file the exhibits to include all schedules. In this regard, we note that Item 601(b)(10) of Regulation S-K does not provide for the omission of exhibits or schedules.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3462 with any other questions.

                                Sincerely,

                                /s/ Mark P. Shuman

                                Mark P. Shuman
                                Branch Chief - Legal

cc:      Via E-mail
          Z. Julie Gao, Esq.
          Skadden, Arps, Slate, Meagher & Flom LLP